SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/23/09


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
648,698


8. SHARED VOTING POWER
324,414


9. SOLE DISPOSITIVE POWER
973,112

_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON


12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.26%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of ACM Managed Dollar Income Fund ("ADF" or the "Issuer").
The principal executive offices of ADF are located at

AllianceBernstein LP
1345 Avenue of the Americas
New York, NY 10105


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive,Pleasantville, NY
10570 a principal of Bulldog Investors and Andrew Dakos,
Park 80 West,Saddle Brook, NJ 07663, also a principal of
Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on their website and by sending material about such investments to an individual who requested such material. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000, but stayed the imposition of sanctions until the Massachusetts Superior Court issued a ruling on the Bulldog Parties motion described in the next paragraph.
On November 15, 2007 the Bulldog Parties filed a timely appeal in Massachusetts Superior Court of the Secretarys October 17, 2007 order.
On July 18, 2008, as part of the appeal, the Bulldog Parties filed a motion in Massachusetts Superior Court for summary judgment setting aside and vacating the Secretarys order. On March 23, 2007 the Bulldog
Parties filed a lawsuit in Massachusetts Superior Court to enjoin the aforementioned enforcement action on, among others grounds, that it violates the Bulldog Parties right of free speech under the First Amendment to the Constitution. On December 21, 2007 the
Massachusetts Superior Court ruled that information communicated by the Bulldog Parties has not been shown to be either misleading or related to unlawful activity but denied the Bulldog Parties motion for a preliminary injunction because the Court is not in the position of evaluating evidence and making ultimate findings as it would do after trial.
On January 18, 2008 the Bulldog Parties filed a notice of appeal with the Massachusetts Superior Court of that Courts denial of their motion for a preliminary injunction. Any appeal from a ruling of the Massachusetts Superior Court would first be decided by the Appeals Court of Massachusetts or, at its option, by the Supreme Judicial Court of Massachusetts.
The Bulldog Parties also intend to pursue their First Amendment
Claim at trial.
On March 25, 2008 the Bulldog Parties filed an amended complaint in Massachusetts Superior Court to include a claim that the Secretary does not have personal jurisdiction over them. On April 4, 2008 the Secretary filed a motion to dismiss the Bulldog Parties claim of lack of personal jurisdiction. On July 18, 2008 the Bulldog Parties filed a motion in Massachusetts Superior Court (1) for a preliminary injunction on the grounds that the Secretary does not have personal jurisdiction over them and (2) for reconsideration of their motion for a preliminary injunction based on their First Amendment claim. In September 2008, those motions to reconsider were denied and have been appealed to the Massachusetts
Court of Appeals.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On February 10, 2009, a member of the group submitted a letter regarding the issuer's annual self-tender offer program. See Exhibit A

On March 13, 2009, the issuer announced the proposed acquisition of the assets, and the assumption of the liabilities of the issuer by AllianceBernstein Global High Income Fund (AWF). A Special Meeting of Stockholders of the issuer to vote on the proposed acquisition is scheduled for July 30, 2009. The filing persons believe that many stockholders of the issuer have invested in it in reliance on the issuer's annual self-tender offer program. AWF, the acquiring fund, does not have any similar "lifeboat" provision. If the issuer's self-tender offer, which is anticipated to be completed in the second quarter of 2009, is heavily oversubscribed the filing persons believe that the proposed transaction would not be in the best interest of shareholders. In that event, the filing persons may solicit proxies in opposition to the proposed acquisition by AWF.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N_CSR filed on 12/05/08 there were 18,495,567 shares of common stock outstanding as of September 30 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 973,112 shares of ADF or 5.26% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of ADF were purchased:

Date:		Shares:		Price:
02/23/09	2,000		$4.5900
02/24/09	3,000		$4.5500
02/26/09	200		$4.7200
03/02/09	9,000		$4.5167
03/03/09	6,000		$4.3500
03/04/09	4,100		$4.3946
03/05/09	10,000		$4.3750
03/06/09	11,000		$4.2250
03/09/09	26,000		$4.0800
03/09/09	5,000		$4.0700
03/09/09	5,000		$4.06995
03/16/09	1,000		$4.6000
03/26/09	4,300		$4.9900
03/30/09	11,300		$4.8100
03/30/09	3,000		$4.8200
03/31/09	700		$4.8200
04/01/09	8,000		$4.7866
04/01/09	3,798		$4.8600
04/01/09	3,000		$4.8699
04/02/09	10,300		$4.9138
04/03/09	9,500		$4.8892
04/03/09	811		$4.8700
04/06/09	7,500		$4.8523
04/06/09	900		$4.8600
04/07/09	14,100		$4.8970
04/07/09	8,048		$4.8800
04/08/09	6,800		$4.8806
04/09/09	21,500		$4.9995
04/13/09	19,300		$5.0726
04/14/09	9,000		$5.0800
04/15/09	14,900		$5.0829
04/16/09	1,200		$5.2782
04/22/09	32,500		$5.2590
04/22/09	9,500		$5.2600
04/22/09	5,000		$5.2700
04/23/09	13,100		$5.2200
04/23/09	4,733		$5.3200
04/24/09	200		$5.3400
04/24/09	400		$5.3900
04/24/09	2,500		$5.4000
04/24/09	600		$5.3880
04/24/09	4,748		$5.3700
04/24/09	252		$5.3900
04/27/09	17,398		$5.3337
04/28/09	7,000		$5.3643
04/29/09	2,600		$5.3500
04/29/09	10,000		$5.2600







d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 05/01/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit A:

Full Value Partners L.P.
Park 80 West, Plaza Two, Suite 750
 Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097
pgoldstein@bulldoginvestors.com

February 10, 2009

William H. Foulk, Jr., Chairman
Board of Directors
ACM Managed Dollar Income Fund, Inc.
1345 Avenue of the Americas
New York, New York 10105

Dear Bill:

As you know, our private investment funds are significant shareholders of ACM Managed Dollar Income Fund, Inc. ("ADF" or "the "Fund").

On February 6, 2009, the Fund announced that in accordance with its prospectus dated October 22, 1993, the Board of Directors fixed the 12-week period ending Friday, May 1, 2009, as the measurement period for purposes of determining whether the Fund will conduct a self-tender offer for shares of its common stock during the second quarter of 2009. We note that the prospectus also states: " In addition, the board will consider from time to time more frequent tender offers for and/or open market repurchases of shares of the fund's common stock. "

Since the threshold for conducting a tender offer is a 3% discount and the discount has been in excess of 15% for some time, it is very likely that a self-tender offer will be conducted in the next quarter.

To the best of our knowledge, all of the Fund's previous tender offers have been for up to 5% of the outstanding shares. In 2007 and 2008, the Fund accepted 46% and 24% respectively of the shares tendered. In light of market conditions and the wide discount at which ADF's shares are trading, it is likely that a similar 5% self-tender offer would result in a much lower pro-ration percentage for tendering shareholders than was the case in the past two years.

As a result, we are writing to urge the board to consider increasing the size of the tender offer this year to at least 20% of the outstanding shares. Alternatively, if this year's tender offer draws a much larger response from shareholders than previous tender offers, the board should consider taking further steps to address the discount including additional tender offers and open-ending or liquidating the Fund.

If the tender offer is inadequate and ADF's shares continue to trade at a double-digit discount after it closes we would have to seriously consider taking action to address that problem. In order to foreclose that possibility, we urge the board to be pro-active in fulfilling the spirit of the Fund's prospectus. Thank you.

    							Very truly yours,

Phillip Goldstein
Principal